BARITZ & COLMAN LLP
nbaritz@baritzcolman.com   150 East Palmetto Park Road
                                    Suite 750
                            Boca Raton, Florida 33432
                            (561) 750-0910 Telephone
                            (561) 750-5045 Facsimile

                                  July 18, 2005

VIA EDGAR FILING ONLY

Derek Swanson, Esquire
US Securities & Exchange Commission
Washington, DC 20549

      Re:   Spantel Communications, Inc.
            File No: 0-25124

Dear Mr. Swanson:

      We are counsel to Spantel Communications.

      In connection with the referenced file number and with regard to the recent letter from the Securities & Exchange Commission addressed to Cesar Martinez at Spantel Communications, dated July 14, 2005, this letter shall confirm our understanding that a response to such letter shall be due on or before August 5, 2005. Thank you again for your courtesies.

      If this letter is inaccurate, please do not hesitate to contact me.

                                                     Sincerely,

                                                     /s/ Neil S. Baritz

                                                     Neil S. Baritz

cc:   Cesar Martinez